Exhibit 2.1

AMENDMENT NO. 1
TO THE
AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1, dated as of September 22, 2014 (“Amendment No. 1”) to that certain Agreement and Plan of Merger, dated as of March 14, 2014 (the “Agreement”) by and among Signal Point Holdings Corp. (“SP”), Roomlinx, Inc. (“Roomlinx”) and Roomlinx Merger Corp. (the “Merger Sub”). Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Agreement.

RECITALS

WHEREAS, pursuant to the Agreement, immediately prior to the Effective Time, Roomlinx will effect a reverse stock split (pro-rata reduction of outstanding shares) of the Roomlinx’s issued and outstanding common stock, par value $0.001 per share (the “Roomlinx Common Stock”) at a ratio in the range of 1-for-10 (the “Reverse Stock Split”);

WHEREAS, pursuant to the Agreement, upon consummation of the Merger, the Roomlinx Stockholders and Cenfin, LLC will beneficially own an aggregate of fourteen percent (14%) of the Fully Diluted Shares and the SP Stockholders will beneficially own (when taken together with the other SP Fully Diluted Shares) an aggregate of eighty-six percent (86%) of the Fully Diluted Shares (however, exclusive of shares issuable upon conversion of currently outstanding indebtedness of SP to Brookville Special Purpose Fund, LLC and Veritas High Yield Fund, LLC (the “Debt Conversion Shares”) as set forth in the SP Addendum dated August 12, 2014, as amended, to the Roomlinx Proxy Statement); and

WHEREAS, the parties desire to amend the terms of the Agreement, pursuant to the terms and conditions set forth herein, as of the date hereof.

NOW, THEREFORE in consideration of mutual covenants and premises set forth herein, and intending to be legally bound, the parties hereto agree as follows:

1.           Section 2.7 of the Agreement is hereby amended by adding the following text at the end thereof:

“At the Effective Time, Roomlinx shall issue an aggregate of 11,045,330 restricted Shares (the “Nominee Shares”) in a single stock certificate to Roomlinx’s counsel, Westerman Ball Ederer Miller Zucker & Sharfstein, LLP, as nominee (the “Nominee”), for the pro-rata benefit of the Roomlinx Stockholders as of the date of the consummation of the Merger, which Nominee Shares shall be subject to the lockup and registration provisions referenced in Section 3.8 hereof. For the avoidance of doubt, the 6,136,295 Shares to be issued to Cenfin at the Effective Time pursuant to Section 3.2 shall not be subject to the Reverse Stock Split or the nominee provisions of this Section 2.7, but shall be subject to the lockup, leak-out and registration provisions referenced in Section 3.8 hereof. The parties acknowledge and agree that applicable holding periods, for purposes of Rule 144 promulgated under the Securities Act, as well as the Lock-Up provisions set forth in Section 3.8 below, with respect to the Nominee Shares shall commence as of the Effective Time.

The parties hereto each agree that the Nominee shall have no duties or responsibilities other than to hold the certificate representing the Nominee Shares in escrow and release such certificate and the Nominee Shares represented thereby in accordance with written instructions executed by Roomlinx and SP. It is understood and agreed that the duties of the Nominee are purely ministerial in nature. The Nominee shall not be liable to the other parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of reasonable judgment, except for acts of willful misconduct or gross negligence. The Nominee may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Nominee), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Nominee to be genuine. The Nominee shall be discharged from all obligations hereunder upon the distribution in full of all Nominee Shares in accordance with the terms of this Agreement. Roomlinx and SP shall each indemnify the Nominee and hold the Nominee harmless from and against, and in respect of, any and all costs, losses, claims, damages, liabilities, fines and penalties (including any interest which may be imposed thereon), including without limitation attorneys’ fees and court costs, arising from or related to this Agreement, the Nominee’s performance of its functions as the Nominee hereunder or the Nominee Shares held by it hereunder, except to the extent that such costs, losses, claims, damages, liabilities, fines, penalties are due to the gross negligence or willful misconduct of the Nominee. SP acknowledges that the Nominee is also acting as Roomlinx’s counsel in connection with the transactions contemplated hereby, and SP hereby waives any right to object to such representation, both during this transaction and in the event of any dispute arising under this Agreement.

The Nominee may resign and be discharged from its duties or obligations hereunder by giving notice of such resignation to Roomlinx and SP. The Nominee may designate, by written notice to Roomlinx and SP, any law firm, bank, trust company or institutional investor as the successor nominee. Should the Nominee propose to transfer the Nominee Shares to any such successor nominee, Roomlinx and SP shall cooperate in the transfer and execution and delivery of the successor nominee’s customary escrow or similar agreement. The Nominee shall be entitled to deliver the Nominee Shares to any successor nominee so appointed. In the event of a dispute between the parties, or if the Nominee shall be uncertain as to the proper disposition of the Nominee Shares, the Nominee shall be entitled (but not required) (i) to retain the Nominee Shares pending direction as to the disposition thereof by a final order, from which no further appeal may be taken, of a court having jurisdiction, or (ii) to deliver the Nominee Shares into any federal or state court sitting in the County of Nassau and, upon giving written notice to Roomlinx and SP of such action, shall thereupon be relieved of all further responsibility hereunder.”

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2.           The Agreement is hereby amended by deleting Sections 3.1 and 3.2 in their entirety and inserting in lieu thereof the following Sections 3.1 and 3.2:

“Section 3.1      Treatment of SP Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, all shares of common stock, par value $.001 per share, of SP (the “SP Common Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted on a one for one basis into an aggregate of 114,282,138 shares (comprised of 105,544,268 SP Fully Diluted Shares and 8,737,870 Debt Conversion Shares) of common stock, par value $.001 per share, of the Company (the “Shares”). At the Effective Time all shares of SP Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Shares as provided herein. Accordingly, as of immediately following the Effective Time, the holders of SP Fully Diluted Shares immediately prior to the Effective Time shall hold Shares representing in the aggregate eighty-six percent (86%) of the Fully Diluted Shares as reflected on Exhibit C - Post-Closing Capitalization attached hereto. Stock certificates representing Shares shall be issued by the Company at the Effective Time.

Section 3.2        Treatment of Roomlinx Common Stock. Each share of common stock, par value $.001 per share, of Roomlinx (the “Roomlinx Common Stock”) issued and outstanding immediately prior to the Effective Time, but after giving effect to the Reverse Stock Split (the “Existing Shares”), shall remain outstanding and, by virtue of the Merger and without any action on the party of the holder thereof, shall represent one Share following the Effective Time. The holders of Roomlinx Common Stock as of immediately prior to the Effective Time shall be the beneficial owners of the 11,045,330 restricted Shares which shall be issued to the Nominee as provided in Section 2.7. Cenfin shall receive 6,136,295 restricted Shares pursuant to the Debt Restructuring Agreement, the terms of which are attached hereto as Exhibit D. Accordingly, immediately following the Effective Time, Cenfin will own five percent (5%) of the Fully Diluted Shares and the holders of Roomlinx Common Stock as of immediately prior to the Effective Time shall hold (or be the beneficial owners of, as provided in Sections 2.7) in the aggregate nine percent (9%) of the Fully Diluted Shares. The capitalization of the Company following the Merger is reflected on Exhibit C – Post-Closing Capitalization attached hereto. The Debt Restructuring Agreement will provide that any remaining debt to Cenfin shall be secured solely by the assets of Roomlinx Sub and the assets of SignalShare consisting of contracts for which no consent to assignment has been obtained and otherwise will not be secured by SignalShare or any other subsidiaries of SignalShare.”

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3.          The Agreement is hereby amended by adding the following Section 3.8 as a new Section 3.8 of the Agreement:

Section  3.8        Lockup/Leak-Out.

(a)        Immediately following the Effective Time, each holder (a “Holder”) of Shares (consisting of (i) the Nominee (for the pro-rata benefit of the Roomlinx Stockholders as of the date of the consummation of the Merger), (ii) Cenfin and (iii) each holder (each, an “SP Holder”) that, as of immediately prior to the Effective Time, was a holder of outstanding shares of SP Common Stock), shall agree not to sell any Shares held by such Holder for a period of nine (9) months following the Effective Time (the “Lockup Period”); provided, however, that following the Effective Time but prior to the expiration of the Lockup Period, the Company shall have prepared and filed with the SEC a registration statement covering the resale of Shares (the “Registration Statement”), which Registration Statement shall include the Nominee Shares and the additional Shares issued to Cenfin at the Effective Time. All stock certificates representing Shares held by Holders shall bear a restrictive legend with respect to the lock-up provisions contained herein.

At the end of the Lock-up Period, the lockup provisions in this Section 3.8 shall be deemed to have terminated (i) in their entirety with respect to the Shares held by Cenfin and its Affiliates and the Nominee and (ii) provided that the Registration Statement is declared effective by the SEC or the Roomlinx Stockholders as of immediately prior to the Effective Time and Cenfin have the ability to sell the Nominee Shares or additional Shares received at the Effective Time, as applicable, without restriction (so long as they are not affiliates of Roomlinx) under Rule 144 under the Securities Act, with respect to the Shares held by the SP Holders. In the event that, as of the expiration of the Lock-up Period, (x) the Registration Statement has not been declared effective by the SEC and (y) the Roomlinx Stockholders as of immediately prior to the Effective Time and Cenfin shall not have the ability to sell the Nominee Shares or additional Shares received at the Effective Time, as applicable, without restriction (so long as they are not affiliates of Roomlinx) under Rule 144 (each, a “Sale Event”), then the Lock-up Period shall be extended with respect to all SP Holders until a Sale Event occurs.

In addition, each director and officer of the Company and each holder (alone or together with such holder’s Affiliates) of more than five percent (5%) of the Fully Diluted Shares, and each of their respective Affiliates (collectively, the “Insiders”), shall agree that, upon expiration of the Lock-up Period (including after any extension thereof as provided above), the sale of Shares by such Insider shall be subject to mutually agreed leak-out provisions (the “Leak-out Provisions”). All stock certificates representing Shares held by Insiders shall bear a restrictive legend with respect to the Leak-out Provisions.

For the avoidance of doubt, (1) the Leak-out Provisions shall not be applicable with respect to the Nominee Shares, or the Shares held by the SP Holders (other than Insiders), and (2) the Lockup Period and the Leak-out Provisions shall not be applicable with respect to any Shares that represented Existing Shares of Roomlinx Common Stock immediately prior to the Effective Time.

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 (b)         During the Lockup Period, the Nominee shall not distribute any Nominee Shares. Upon the expiration of the Lockup Period (regardless of whether a Sale Event has occurred), the Nominee shall be entitled to distribute Nominee Shares to Roomlinx Stockholders in accordance with their pro rata shares thereof.

 (c)         For the twelve (12) month period following the Effective Time, Roomlinx shall file in a timely manner all reports required to be filed with the SEC.

 (d)         Prior to the Effective Time, (i) each Holder shall acknowledge its lock-up obligations under this Section 3.8 in a written instrument executed and delivered to Roomlinx, and (ii) each Insider shall acknowledge its leak-out obligations under this Section 3.8 in a written instrument executed and delivered to Roomlinx (each, an “Acknowledgment”).”

4.          Section 8.1 of the Agreement is hereby amended by adding a new subsection (f):

“(f)       Acknowledgments. Each Holder and each Insider shall have executed and delivered to Roomlinx its applicable Acknowledgment.”

5.          Section 9.1(a)(ii) of the Agreement is hereby amended by deleting the reference therein to “April 7, 2014” and inserting in lieu thereof “ November 15, 2014.”

6.          The Agreement is hereby amended by deleting all references to “SignalShare, Inc.” in the Agreement and inserting in lieu thereof “SignalShare Media Corp.”

7.          The agreement is hereby amended by deleting the Amended and Restated Articles of Incorporation attached as “Exhibit A” thereto, and inserting in lieu thereof the Amended and Restated Articles of Incorporation of the Company attached as “Exhibit A” to this Amendment No. 1.

8.          Except as expressly amended hereby, all terms and provisions of the Agreement shall remain in full force and effect.

9.          This Amendment No. 1 may be executed in counterparts, which taken together shall constitute one and the same instrument, and either of the parties hereto may execute Amendment No. 1 by signing either such counterpart.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

SP:		ROOMLINX:

Signal Point Holdings Corp.		Roomlinx, Inc.

By:	/s/ Robert DePalo	By:	/s/ Michael Wasik

Name: Robert DePalo		Name: Michael Wasik
Title: Chief Executive Officer		Title: Chief Executive Officer

MERGER SUB:

Roomlinx Merger Corp.

By:	/s/ Michael Wasik
Name: Michael Wasik
Title: Chief Executive Officer